UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: March 31, 2006
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FORM 12b-25	SEC FILE NUMBER 001- 34045
NOTIFICATION OF LATE FILING	CUSIP NUMBER 194014106

(Check One):  ☐  Form 10-K   ☐   Form 20-F  ☐  Form 11-K   ☒  Form 10-Q   ☐   Form 10-D   ☐   Form N-SAR

☐   Form N-CSR

For Period Ended:  October 1, 2010

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Colfax Corporation

Full Name of Registrant

 Former Name if Applicable

8730 Stony Point Parkway, Suite 150

Address of Principal Executive Office (Street and Number)

Richmond, VA 23235

 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense


(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by Colfax Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on October 25, 2010, in October 2010 the Company identified a material overstatement of the pension liability for one of its subsidiaries as reported in its historical financial statements.  On October 19, 2010 the Audit Committee of the Company’s Board of Directors, based on the recommendation of management and after discussion with Ernst & Young LLP, the Company's independent registered public accountants, determined that corrections to previously issued financial statements are required.  The Company has determined that it will amend and restate the consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the periods ended April 2, 2010 and July 2, 2010.

The Company reported the preliminary impact of the restatement, which reflects management’s current best estimate of the corrections related to the overstatement of the pension liability, in a press release on November 4, 2010 as furnished to the SEC in a Current Report on Form 8-K filed on November 4, 2010. Further detail on the estimated impact of the restatement is set forth in Part IV of this form. The corrections to the prior period financial statements and the work necessary to complete the currently due Form 10-Q require considerable effort and time as necessary elements of the corrections require significant manual analysis of pension participant data both by Company personnel and outside pension consultants. As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the period ended October 1, 2010 by the prescribed date of November 10, 2010, and will not file by the five-day extension date of November 15, 2010 pursuant to Rule 12b-25(b).  The Company anticipates that it will file its Quarterly Report on Form 10-Q for its third fiscal quarter in December 2010.

In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management has been assessing the effectiveness of its internal control over financial reporting that existed as of the end of the periods to be restated. Based on both the quantitative and qualitative factors, management has concluded that a material weakness in internal controls over financial reporting existed in the area of accounting for pension liabilities. Management is evaluating and implementing changes in internal control over financial reporting relating to accounting for pension liabilities in order to address the identified areas of the material weakness.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Scott Brannan	(804)	327-5696
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously described in Part III of this form, the Company identified a material overstatement of the pension liability for one of its subsidiaries as reported in its historical financial statements.  The Company is currently investigating the effects of the error, which will result in a decrease in the pension liability reported in the balance sheets for those periods requiring restatement.  At this time, the best estimate of the range of the overstatement of the pension liability at December 31, 2009 is $15 million to $25 million.  Based on management’s best estimate of the corrections related to the overstatement of the Company’s pension liability, the Company has provided preliminary results for the three and nine months ended October 1, 2010 and preliminary restated results for the three and nine months ended October 2, 2009 as follows.  Selling, general and administrative expenses for the nine months ended October 1, 2010 include an estimated correction related to the first six months of 2010, resulting in a reduction of $0.5 million compared to the historical results reported in the Company’s Quarterly Report on Form 10-Q for the period ended July 2, 2010.  The related net income impact for nine months ended October 1, 2010 is an after-tax benefit of $0.3 million ($.01 per share).

Selling, general and administrative expenses for the three and nine months ended October 2, 2009 include estimated corrections resulting in reductions of $0.3 million and $0.8 million, respectively, compared to the historical results reported in the Company’s Quarterly Report on Form 10-Q for the period ended October 2, 2009.  The related net income impacts for the three and nine months ended October 2, 2009 are after-tax benefits of $0.2 million (less than $.01 per share) and $0.5 million ($.01 per share), respectively.

Final results for the current year periods and final restated results for the 2009 periods could change when the analysis of the pension matter is finalized, and these final results will be reflected in the Company’s Quarterly Report on Form 10-Q for the period ended October 1, 2010 and amended prior reports, when filed.  There can be no assurance that the final adjustments that are made as part of the restatement will not differ materially from these preliminary estimates.

Colfax Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2010	By	/s/ C. Scott Brannan
C. Scott Brannan
Senior Vice President and Chief Financial Officer